IGLER AND PEARLMAN, P.A.

October 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

Attention: Jessica Livingston, David Lin,

William Schroeder, and Benjamin Phippen

Re:	BayFirst Financial Corp. Registration Statement on Form S-1

Filed May 11, 2021 File No. 333-256009

Ladies and Gentlemen:

On behalf BayFirst Financial Corp. (the “Company”), please accept this letter as the Company’s responses to certain of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated September 28, 2021 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, as amended. Each addressed comment from the Comment Letter is restated below prior to the response to such comment.

The Company has also amended the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter such amended Registration Statement, which reflects these revisions and updates and clarifies certain other information.

Each comment from the Comment Letter is restated below prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note that your warrants are not traded on any exchange or markets and you do not intend to seek a listing for them. As previously requested, please revise to provide pricing information regarding the warrants in compliance with Item 501(b)(3) of Regulation S-K and the instructions thereto.

Response: The Company has revised the cover page of the prospectus, the Offering on page 5, and the Plan of Distribution on page 23.

October 1, 2021

Use of Proceeds, page 24

2. We note your revised disclosure in response to comment 4 that you expect to use a portion of the proceeds of this offering to service your debt. If any material amount of proceeds is used to discharge indebtedness, please provide the disclosure required by Item 504 of Regulation S-K and Instruction 4 thereof.

Response: The Company has revised the Use of Proceeds disclosure on page 24.

Principal and Registered Stockholders, page 71

3. We note your response to the comment 9 and we reissue it. Please note that Item 507 of Regulation S-K requires certain disclosure concerning each selling stockholder for whose account the securities being registered are to be offered. For additional guidance related to stockholder groups holding less than 1% in aggregate of the class prior to the offering, refer to Question 240.01 of the Regulation S-K Compliance & Disclosure Interpretations.

Response: The Company has revised the Principal and Registered Stockholders disclosure beginning on page 71.

4. We note your response to comment 11 indicating that no shares of company stock are held by registered broker-dealers. However, your disclosure in the first paragraph on page 71 appears to indicate that certain registered broker-dealers are included among the principal and registered stockholders listed in the table on page 72. Please advise and revise your disclosure as appropriate. We may have further comments based upon your revisions.

Response: The Company has revised the Principal and Registered Stockholders disclosure beginning on page 71.

Exhibits

5. We note your revised legality opinion filed as Exhibit 5.1 in response to comment 14. Please further revise to state that the warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement. Please also identify the jurisdiction in the opinion.

Response: A revised legality opinion is filed as Exhibit 5.1 to the amendment filed concurrently with this letter.

October 1, 2021

General

6. Please be advised that we continue to review your response to comment 16 and may have further comments.

Response: Should you have further questions or comments regarding this matter, we would request that you contact us telephonically to discuss them prior to issuing written comments.

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or comments.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman
Richard Pearlman

cc:    Robin L. Oliver, Chief Financial Officer, BayFirst Financial Corp.